OS

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
416

17009027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-27458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Means Wealth Management

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Means Wealth Management, 802 Stillwater Ave.
(No. and Street)

Bangor	ME	04401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Dudley, Senior Vice President — 207-947-6763
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry Dunn
(Name – *if individual, state last, first, middle name*)

36 Pleasant St.	Bangor	ME	04401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Dudley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Means Wealth management, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President

Title

Notary Public

KRISTINE J. SELLECK
Notary Public, Maine
My Commission Expires September 14, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEANS WEALTH MANAGEMENT

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2016 AND 2015

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Means Wealth Management

We have audited the accompanying statements of financial condition of Means Wealth Management (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, through March 2016, the Company reported its ownership interest in Micbrooks Partnership using the equity method of accounting. In our opinion, accounting principles generally accepted in the United States of America require that all majority-owned subsidiaries be accounted for as consolidated subsidiaries. If the financial statements of Micbrooks Partnership had been consolidated with those of the Company, total assets and retained earnings would be increased by $59,754 as of December 31, 2015, and net income would be increased by $1,237 and $5,257 for the three months ended March 31, 2016 and the year ended December 31, 2015, respectively.

In our opinion, except for the effects of the matter discussed in the previous paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained within Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
February 27, 2017

Exhibit A

MEANS WEALTH MANAGEMENT
Statements of Financial Condition
December 31, 2016 and 2015

Assets

	2016	2015
Cash and Cash Equivalents		
Checking	$ 51,226	$ 47,951
Money market funds	355,560	375,662
Total Cash and Cash Equivalents	406,786	423,613
Other Assets		
Receivables from broker-dealers and clearing organizations - Fees and commissions	26,651	35,772
Prepaid expenses	1,664	8,661
Marketable securities owned - At fair value - Note 2	1,166,057	1,018,380
Notes receivable - Note 11	140,000	169,106
Investment in unconsolidated subsidiary - At equity - Note 6	-	119,552
Other investments - At equity which approximates market value	19,248	18,731
Property and equipment - At cost - Net of accumulated depreciation - Note 3	306,263	180,982
Other assets - Note 8	29,064	37,620
Total Other Assets	1,688,947	1,588,804
Total Assets	$ 2,095,733	$ 2,012,417

Liabilities and Stockholders' Equity

	2016	2015
Liabilities		
Accounts payable and accrued expenses	$ 153,481	$ 125,888
Stockholders' Equity - Exhibit C and Note 4		
Class A, voting common stock, no par value 200,000 shares authorized, 87,000 issued and outstanding	222,849	222,849
Retained earnings	1,719,403	1,663,680
Total Stockholders' Equity	1,942,252	1,886,529
Total Liabilities and Stockholders' Equity	$ 2,095,733	$ 2,012,417

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Income
Years Ended December 31, 2016 and 2015

	2016	2015
Revenues		
Commissions and fees	$ 79,787	$ 137,820
Management and investment advisory income	2,095,453	1,685,239
Net gains on firm securities trading accounts	7,076	16,604
Gains on firm securities investment account		
Net gains on securities sold	66,226	41,051
Interest and dividend income	27,568	28,351
Net unrealized gains (losses)	164,204	(94,481)
Revenue from sale of investment company shares	378,702	457,289
Interest and dividends	8,805	8,236
Other income		
Fees closed-end mutual funds	3,418	5,262
Other income	19,384	8,608
Equity in income of unconsolidated subsidiary and investment - Note 6	2,474	10,515
Total Revenues	2,853,097	2,304,494
Expenses		
Employee compensation and benefits		
Salaries and wages	1,583,461	1,408,193
Payroll taxes	73,431	68,346
Health insurance	18,836	17,046
Other employee costs - Note 7	125,082	109,989
Regulatory fees	13,845	14,355
Other expenses		
Customer account expenses		
Investment advisory fees	31,464	35,998
Other customer account expenses	101,929	80,466
Advertising and promotion - Note 1	50,085	33,865
SIPC fees	6,142	4,635
Other taxes	9,960	6,543
Repairs and maintenance	23,770	18,873
Computer and internet	23,091	13,369
Depreciation - Note 3	21,216	17,969
Insurance	45,604	35,684
Office supplies	19,742	15,695
Utilities and telephone	16,980	15,794
Postage and delivery	4,948	5,314
Rent - Note 5	9,600	19,200
Professional fees	61,195	28,373
Other	33,514	20,630
Total Expenses	2,273,895	1,970,337
Net Income - Exhibits C and D	$ 579,202	$ 334,157

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Changes in Stockholders' Equity
Years Ended December 31, 2016 and 2015

	Common Stock Shares	Common Stock Amount	Retained Earnings
Balance at December 31, 2014	100,000	$ 434,550	$ 1,537,691
Net Income - Exhibit B	-	-	334,157
Company purchased shares - Note 10 Payment for repurchase of common stock	(13,000)	(211,701)	-
Dividends	-	-	(208,168)
Balance at December 31, 2015 Exhibit A	87,000	222,849	1,663,680
Net Income - Exhibit B	-	-	579,202
Effect of consolidation of subsidiary - Note 6	-	-	(36,117)
Dividends	-	-	(487,362)
Balance at December 31, 2016	87,000	$ 222,849	$ 1,719,403

The accompanying notes are an integral part of these statements.

MEANS WEALTH MANAGEMENT
Statements of Cash Flows
For Year Ended December 31, 2016 and 2015

	2016	2015
Cash Flows from Operating Activities		
Net income - Exhibit B	$ 579,202	$ 334,157
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	21,216	17,969
Gain on sale of marketable securities	(66,226)	(41,051)
Net unrealized loss (gain) on marketable securities	(164,204)	94,481
Proceeds from sale of marketable securities	90,753	49,960
Purchases of marketable securities	(8,000)	(32,292)
Net gain on sale of property and equipment	-	(3,052)
Equity in income of unconsolidated subsidiary and investment	(2,474)	(10,515)
Changes in operating assets and liabilities		
(Increase) decrease in assets:		
Receivables from broker-dealers and clearing organizations	9,121	1,205
Other receivables	-	6,737
Interest receivable	2,244	(2,244)
Prepaid expenses	6,997	(3,473)
Other assets	8,556	(201)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	27,593	(23,744)
Net Cash Provided by Operating Activities	504,778	387,937
Cash Flows from Investing Activities		
Purchases of property and equipment	(59,411)	(50,586)
Proceeds from sale of property and equipment	-	15,000
Cash acquired in consolidation of subsidiary	95,168	-
Net Cash Provided (Used) by Investing Activities	35,757	(35,586)
Cash Flows from Financing Activities		
Repurchase of common stock	-	(167,851)
Aquisition of noncontrolling interest in subsidiary	(70,000)	-
Dividends paid	(487,362)	(208,168)
Net Cash Used by Financing Actvities	(557,362)	(376,019)
Net Decrease in Cash and Cash Equivalents	(16,827)	(23,668)
Cash and Cash Equivalents at Beginning of Year	423,613	447,281
Cash and Cash Equivalents at End of Year - Exhibit A	$ 406,786	$ 423,613
Noncash Transactions		
Securities transferred to stockholder in lieu of cash payments to repurchase common stock	$ -	$ 43,850
Reclassification of interest in unconsolidated subsidiary upon consolidation:		
Property and equipment	$ 87,603	$ -
Retained earnings	36,117	-
Investment in subsidiary	(96,858)	-
Application of purchase price of noncontrolling interest to outstanding note receivable from seller	(26,862)	-

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies

Nature of Organization

Means Wealth Management (the Company) is a full service brokerage firm located in Bangor, Maine. Its customers consist of individuals located primarily in New England. The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency, Inc. (FINRA) and the Securities Investors Protection Corporation (SIPC). Credit is extended without collateral. With the exception of three trust accounts for which the Company serves as trustee, the Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection Reserves and Custody of Securities*.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting whereby the Company reports revenue when earned and expenses when incurred.

Use of Estimates

The process of preparing financial statements in conformity with U.S generally accepted accounting principles requires the use of estimates and assumptions by management regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Financial Statement Presentation

Prior to April 2016, the Company held a 66-2/3% interest in Micbrooks Partnership. Management elected to account for the investment under the equity method of accounting even though the ownership would require consolidation in accordance with authoritative guidance. The effect on the financial statements of this departure from generally accepted accounting principles was an understatement of total assets of $59,754 and an understatement of retained earnings of $59,754 as of December 31, 2015, and an understatement of net income of $5,257 for the year then ended. In April 2016, the Company purchased the remaining interest in Micbrooks Partnership. The financial statements for the year ended December 31, 2016 include the operations of Micbrooks Partnership from the date of acquisition. Refer to Note 6 for further information on the investment.

1. Summary of Significant Accounting Policies - continued

Security Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities and commodity transactions are recorded on a settlement date basis. There were no material trades which had not been settled at December 31, 2016 and 2015.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification (ASC) Topic 820, *Fair Value Measurement.* Unrealized gains or losses are reflected in the statements of income. Realized gains and losses are computed based upon the specific security sold.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash or cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures accounts up to $250,000.

Cash Equivalents

All liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business are considered to be cash equivalents for purposes of the statements of cash flows.

1. Summary of Significant Accounting Policies - continued

Receivables from Broker-Dealers and Clearing Organizations

Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with the broker-dealers and clearing organizations having outstanding balances and current relationships with the Company, it has concluded that realization of losses on balances outstanding at year-end will be immaterial.

Property and Equipment

The Company records all additions to property and equipment at cost, including freight, taxes and construction or installation costs including labor and overhead. Repairs and maintenance are charged to expense. Improvements are capitalized when incurred. When property and equipment is sold or otherwise disposed of, the asset cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in current income.

Furniture and fixtures, computer equipment and vehicles are depreciated on a straight-line or accelerated basis over the estimated useful lives of five to ten years. Building, improvements and sign are depreciated on a straight-line basis over the estimated useful lives of 15 to 40 years.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

1. Summary of Significant Accounting Policies - continued

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in the financial statements.

The Company has adopted the provisions of authoritative guidance regarding accounting for uncertainty in income taxes. The authoritative guidance provides that a tax benefit or liability from an uncertain tax position should be recognized when it is more likely than not that a position will not be sustained upon examination. As of December 31, 2016, management has concluded that the Company had no uncertain income tax positions.

The Company's federal income tax returns for years beginning in 2016, 2015, 2014, and 2013 are subject to examination by the Internal Revenue Service (IRS) or the State of Maine, generally for three years after they were filed.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2016 and 2015 were $50,085 and $33,865, respectively.

Subsequent Events

Management has evaluated events and transactions subsequent to December 31, 2016, and no events have occurred requiring recognition or disclosure.

2. Marketable Securities Owned/Fair Values

Marketable securities owned consist of investment securities at fair value at December 31, 2016 and 2015:

	2016	2015
Level 1 Marketable Securities		
Corporate stocks by industry		
Consumer goods	$ 167,086	$ 151,689
Technology	198,248	204,071
Services	-	7,843
Financial	428,692	329,208
Basic materials	120,826	81,810
Industrial goods	210,942	217,702
Mutual funds	40,263	26,057
Total - Exhibit A	$1,166,057	$1,018,380

In accordance with FASB ASC Topic 820, the Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, options pricing models and similar techniques.

Trading gains (losses) for the years ended December 31, 2016 and 2015 relating to trading securities held at the end of the year were $164,740 and $(40,584), respectively.

3. Property and Equipment

Property and equipment, at cost, consists of the following at December 31, 2016 and 2015:

	2016	2015
Building, improvements, land and signs	$668,445	$404,976
Furniture and fixtures	17,248	8,382
Computer equipment	33,434	33,434
Vehicles	148,278	88,867
Total Property and Equipment	867,405	535,659
Less accumulated depreciation	561,142	354,677
Net Property and Equipment - Exhibit A	$306,263	$180,982

Depreciation expense was $21,216 and $17,969 for the years ended December 31, 2016 and 2015, respectively.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016 and 2015, the Company had net capital of $1,265,003 and $1,197,260, respectively, which was $1,015,003 and $947,260, respectively, in excess of its SEC required net capital of $250,000. The Company's net capital ratio at December 31, 2016 and 2015 was .12 and .11, respectively, to 1. The Company also has a contractual obligation with National Financial Services, LLC (NFS) clearing to maintain net capital of $250,000.

5. Related Party Transaction

Relationship

Name	Relationship
Micbrooks Partnership	The Company held 66-2/3% interest

Transaction

	2016	2015
Rent paid to Micbrooks Partnership	$ 5,000	$ 15,000

5. Related Party Transaction - continued

Prior to the Company acquiring the remaining interest in April 2016, the Company would advance loans to pay any operating expenses of Micbrooks Partnership in excess of monthly rental proceeds. No loans were required for the years ended December 31, 2016 and 2015.

6. Investment in Unconsolidated Subsidiary

Prior to April 2016, the Company held a 66-2/3% interest in Micbrooks Partnership, a rental real estate partnership. The Company accounted for its investment using the equity method. In April 2016, the Company acquired the remaining interest in Micbrooks Partnership. The assets, liabilities and equity were consolidated into the Company's financial statements after April 2016. Condensed financial information of Micbrooks Partnership at and for the year ended December 31, 2015, and for the three months ended March 31, 2016, is as follows:

Summary of Statements of Financial Condition

	2016	2015
Assets		
Current assets		$ 90,606
Noncurrent assets		88,700
Total Assets		$179,306
Liabilities and Equity		
Payable to affiliate		$ -
Equity		179,306
Total Liabilities and Equity		$179,306

Summary of Statements of Operations

	2016	2015
Revenues	$ 10,648	$ 31,944
Net income	$ 3,711	$ 15,772

7. Pension Plan

The Company maintains a 401(k) pension plan covering substantially all employees. The Company can match employee contributions based on a percentage of the participant's wages. For the years ended December 31, 2016 and 2015, the Company matched contributions of $37,215 and $36,800, respectively.

7. Pension Plan - continued

The Company established a profit sharing plan on March 7, 2014. The plan is a noncontributory plan covering substantially all employees. Allocation to the participants is based upon the classification of the participants. The Company contributed $79,154 and $69,232 to the plan for the years ended December 31, 2016 and 2015, respectively.

8. Other Assets

Other assets consist of the following at December 31, 2016 and 2015:

	2016	2015
Escrow account with NFS	$ 28,590	$ 28,454
IRS fiscal year-end S corporation required payment	-	7,103
Other	474	2,063
Total Other Assets - Exhibit A	$ 29,064	$ 37,620

9. Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, National Financial Services, LLC. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to those transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company.

10. Recapitalization

On January 2, 2015, the Company redeemed 13,000 shares of Class A, voting common stock from the majority stockholder for $211,701.

11. Notes Receivable

Notes receivable at December 31, 2016 and 2015 consists of the following:

	2016	2015
Bangor Ramada Hospitality Management, Inc. Unsecured; no monthly payments; Interest at prime plus 1.5%	$140,000	$142,244
Daniel Brooks Unsecured; no monthly payments; Interest 3 basis points above prime	-	26,862
Total Notes Receivable - Exhibit A	$140,000	$169,106

A stockholder of the Company is a minority owner of Bangor Ramada Hospitality Management, Inc.

12. Guarantees / Indemnifications

The Company maintains insurance to provide protection against contingent liabilities. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

MEANS WEALTH MANAGEMENT
Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net Capital Computation	
Stockholders' Equity - Exhibit A	$ 1,942,252
Deduct: Non-allowable assets	
Other investments	(19,248)
Property and equipment, net	(306,263)
Prepaid expenses	(1,664)
Notes receivable	(140,000)
Other non-allowable assets	(474)
Haircuts on securities positions	(209,600)
Net Capital	$ 1,265,003
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 153,481
Total Aggregate Indebtedness	$ 153,481
Computation of Basic Net Capital Requirement	
Minimum SEC net capital required	$ 250,000
Excess net capital	1,015,003
Total Net Capital	$ 1,265,003
Ratio: Aggregate Indebtedness to Net Capital	0.12

MEANS WEALTH MANAGEMENT
Reconciliation of Audited vs. Unaudited Computation of
Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Reconciliation to the Company's Part II (Unaudited) FOCUS Report to Audited Financial Statements

The audited financial statements reflect the following differences from the (Unaudited) FOCUS Report:

Decrease in property and equipment	$ (36,117)
Decrease in retained earnings	36,117
	$ -

BerryDunn

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Means Wealth Management

Examination of Compliance Report

As it relates to the three accounts in which Means Wealth Management (the Company) serves as trustee, we have examined the Company's statements, included in the accompanying Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2016.

(2) Company's internal control over compliance was effective as of December 31, 2016.

(3) Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016.

(4) Information used to state that the Company was in compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. §240.15c3-3, 17 C.F.R. §240.17a-13, or Rule 2340, Customer Account Statements of the Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2016; the Company complied with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and the information used to assert compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Review of Report of Exemption from Rule 15c3-3

We have reviewed management's statements included in the accompanying Report of Exemption from Rule 15c3-3, in which, except for the three trust accounts for which the Company serves as trustee included in the compliance report scope above, (1) the Company identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii) ("the exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berry Dunn McNeil & Parker, LLC

Bangor, Maine
February 27, 2017

Means Wealth Management
Compliance and Exemption Report
Pursuant to Rule17a-5 under the Securities Exchange Act of 1934

Firm CRD 2748
SEC 8-27458
Fiscal Year End December 31, 2016

Compliance Report

Means Wealth Management (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). The Company maintains three customer accounts for which the Company acts as trustee. In regard to these three accounts, as required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;
3. The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2016;
4. The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and
5. The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

Exemption Report

This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. With the exception of three trust accounts for which the Company serves as trustee referenced in the preceding Compliance Report section of this report, the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3: the provisions in subparagraph (k)(2)(ii).

I, John R. Dudley, certify that, to my best knowledge and belief, this Compliance and Exemption Report is true and correct.

John R. Dudley, Senior Vice President

MEANS
WEALTH MANAGEMENT

1-800-696-3267
207-947-6763
207-947-8559
info@meanswealth.com
www.meanswealth.com
Registered Investment Advisor

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

February 28, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Firm CRD #2748 Annual Audited Report

Dear Sir/Madam:

Enclosed please find 2 copies of our Annual Audited Report for 2016.

Thank you.

Sincerely:

John R. Dudley

JRD/smd

802 Stillwater Avenue • Bangor, Maine 04401